Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

January 5, 2016

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$250 million Floating Rate Senior Notes Due January 8, 2019

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series F
Issue Size:	$250 million
Trade Date:	January 5, 2016
Settlement Date (T+3):	January 8, 2016
Maturity Date:	January 8, 2019
Coupon:	3-Month USD LIBOR + 57 bps
Benchmark:	3-Month USD LIBOR
Coupon Payment Dates and Interest Reset Dates:	Quarterly on the 8th of January, April, July and October, commencing on April 8, 2016 and ending on the maturity date.
Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	January 6, 2016
Day Count:	Actual / 360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000% plus accrued interest from January 8, 2016
Gross Spread:	0.150%
Net Proceeds (%):	99.850% plus accrued interest from January 8, 2016
Net Proceeds ($):	$249,625,000 plus accrued interest from January 8, 2016
CUSIP:	24422ETD1
Joint Book-Running Managers:	Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
RBC Capital Markets, LLC
Co-Managers:	BNP Paribas Securities Corp.
Standard Chartered Bank
U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Standard Chartered Bank will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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